# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vitamin Energy, Inc.
391 Wilmington W. Chester Pike, Unit 3, #403
Glen Mills, PA 19342
https://vitaminenergy.com

Up to $1,070,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Vitamin Energy, Inc.
**Address:** 391 Wilmington W. Chester Pike, Unit 3, #403, Glen Mills, PA 19342
**State of Incorporation:** DE
**Date Incorporated:** July 16, 2021

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 10,000 shares of Class B Common Stock
**Offering Maximum:** $1,070,000.00 | 1,070,000 shares of Class B Common Stock
**Type of Security Offered:** Class B Common Stock
**Purchase Price of Security Offered:** $1.00
**Minimum Investment Amount (per investor):** $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Time-Based**

Friends and Family Early Birds

Invest within the first week and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

**Amount-Based**

Perk #1 StartEngine Owner's Bonus: $350+

10% bonus shares -- Owners Bonus Members Only

Perk #2 Strength Booster: $700+

Invest $700 and receive 5% bonus shares + Vitamin Energy Hat

Perk #3 Energy Booster: $1500+

Invest $1,500 and receive 10% bonus shares + Vitamin Energy Hat + Product Sample Box

Perk #4 Super Shot: $5000+

Invest $5,000 and receive 15% bonus shares + Vitamin Energy hat + Product Sample Box + 40% off all Vitamin Energy products sold on the website for 1 year

Perk #5 Vitamin Energy Angel: $10000+

Invest $10,000 and receive 20% bonus shares + Two Vitamin Energy Hats + Large Product Pack + 40% off all Vitamin Energy products sold on the website for 1 year + One-on-one Call with the founding team.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Vitamin Energy, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Vitamin Energy® is a super cocktail of vitamins combined with an extra strength energy formula that is sold in both a liquid shot and pill supplement form.

Vitamin Energy® is the fastest growing energy shot in the world according to IRI and is now sold in over 10,000 retail locations, including Circle K, Pilot Flyin J, Travel Centers of America, CEFCO, Thortons, and more. As the #1 selling SKU on Amazon Prime in the Sports Nutrition and Energy Shot category, over 50% of orders are repeat business.

Vitamin Energy® is owned fully by Vitamin Energy, Inc. As a subsidiary of Vitamin Energy, Inc the company also owns General Manufacturing Industries, LLC, which is the manufacturing arm for Vitamin Energy® and also produces other products along with co-packs for 3rd party brands.

*Competitors and Industry*

The Energy Shot category is a $2.3 billion industry in the U.S., representing 24% of the broader $9.5 billion Energy Drink industry (Ibis World). Vitamin Energy® had the strongest and fastest growing brand in this category in Q1 2021, taking away market share from the incumbent market leader (5-hour Energy which controls 96% of the Premium Energy shot category). The Energy Shot industry is in growth stage of its life cycle.

Energy shot products differentiate themselves from other drinks by providing a drink that is quickly consumed and provides immediate energy. Vitamin Energy is a unique cocktail of vitamins that is combined with an extra strength energy formula. By differentiating on vitamin compounds, Vitamin Energy appeals to a wide range of audiences, gaining trial from consumers that would otherwise not a drink typical energy shot.

Industry operators in the Energy Shot industry typically market products to younger male Millennial demographic consumer groups and rely on retail outlets to sell their products. Vitamin Energy®, however, targets an older demographic, as illustrated by the table below. Young busy mothers are more likely to use energy shots than young adults who have just graduated from college (i.e., Millenials).

Female (51%) Male (49%)

Age 35 – 54: 24%

Age 25 – 34: 21% Age 35 – 54: 24%

Age 25 – 34: 18%

• Active / Outdoor enthusiast

• Health conscious

• Values convenience

• Workout enthusiast

• Active / Outdoor enthusiast

• Rebellious attitude

Vitamin Energy® creates instant recognition with consumers due to its name matching what the product is: "Healthy Vitamins" packed with "Natural Caffeine for Energy."

*Current Stage and Roadmap*

Vitamin Energy is distributed nationwide in over 10,000 retail locations and has focused on expanding the distribution network over the past three years. Over half of energy shot sales take place in convenience stores. Vitamin Energy®'s strategy is to continue to expand in convenience stores, but also in a variety of other retail channels, such as value, drug, and grocery stores. While Vitamin Energy® is only available in the USA today, we're in the process of going live in Europe, Mexico, Japan, South Korea, and Canada.

Additionally, Vitamin Energy® is sold on Amazon Prime, Walmart.com, GNC.com, and online at VitaminEnergy.com. D2C has become a very large part of our business and we intend to continue to grow it both domestically and internationally.

The funds from this Reg CF campaign will help accelerate the distribution of Vitamin Energy® by paying slotting fees, building inventory (millions of bottles of each SKU), and then advertising to further uplift the sales in retail and online.

## The Team

### Officers and Directors

**Name:** Risé Meguiar

Risé Meguiar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** June 01, 2021 - Present

Responsibilities: Risé is responsible for operating the Vitamin Energy business. Her primary focus is business development, distribution, recruiting, hiring, and managing the entire staff. Rise receives a salary of $65,000 per year and has worked for equity in the business.

Other business experience in the past three years:

- **Employer:** Vitamin Energy
  **Title:** President of Sales
  **Dates of Service:** February 01, 2021 - May 01, 2021
  **Responsibilities:** Manage existing sales and work with sales team to gain additional retail distribution on all Vitamin Energy, LLC products. Responsibilities to include promoting this functional energy shot as "Energy, with Benefits™" to all classes of trade to maximize advantages in volume, market share and profit and build the overall energy shot platform at retail.

Other business experience in the past three years:

- **Employer:** 5-hour Energy (DBA Living Essentials)
  **Title:** President of Sales
  **Dates of Service:** December 01, 2015 - January 01, 2019
  **Responsibilities:** Developed sales plans and strategies to successfully promote the 5-hour Energy brand in all classes of trade.

Other business experience in the past three years:

- **Employer:** 5-hour Energy
  **Title:** Vice President of Sales
  **Dates of Service:** December 01, 2000 - December 01, 2015
  **Responsibilities:** Developed sales plans and strategies to successfully promote the 5-hour Energy brand in all classes of trade.

**Name:** Brittany Black

Brittany Black's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  **Dates of Service:** January 14, 2018 - Present
  **Responsibilities:** Brittany is in charge or running all operations at Vitamin Energy®, with a primary focus on implementing new technology and system processes to streamline the business, from EDI to inventory management systems. Brittany is paid $24 per hour and is working for equity.

- **Position:** Director
  **Dates of Service:** August 02, 2021 - Present
  **Responsibilities:** Overseeing the Vitamin Energy® brand and coordinating strategy with management.

Other business experience in the past three years:

- **Employer:** Upwork
  **Title:** Supply Chain Consultant
  **Dates of Service:** October 01, 2019 - Present
  **Responsibilities:** Consults various companies, including Wander Puzzle, Meet Aila, Atomic Bear, and Boston Sally.

**Name:** Kurt Dinkelacker

Kurt Dinkelacker's current primary role is with Dinkelacker Consulting. Kurt Dinkelacker currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  **Dates of Service:** September 01, 2019 - Present
  **Responsibilities:** In charge of all financial activity for Vitamin Energy, LLC, including AR, AP, coordinating with Bookkeeper/Accountant, and more. Kurt is paid $1K per week as a contractor and has earned equity compensation.

Other business experience in the past three years:

- **Employer:** Dinkelacker Consulting
  **Title:** Owner
  **Dates of Service:** March 01, 2018 - Present
  **Responsibilities:** Kurt is a part-time operational CFO for a handful of companies that are too early for a full-time CFO.

**Name:** Richard Gorman

Richard Gorman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Board of Directors
  **Dates of Service:** July 21, 2021 - Present
  **Responsibilities:** Ensures that the firm's duties to shareholders are being fulfilled by acting as a link between the board and upper management. Richard does not currently receive compensation for his role.

Other business experience in the past three years:

- **Employer:** Vitamin Energy, LLC
  **Title:** Manager
  **Dates of Service:** January 17, 2018 - July 20, 2021
  **Responsibilities:** Manager of the business.

**Name:** Randall Mills

Randall Mills's current primary role is with Silver Fox Label. Randall Mills currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  **Dates of Service:** August 02, 2021 - Present
  **Responsibilities:** Overseeing the Vitamin Energy® brand and coordinating strategy with management.

Other business experience in the past three years:

- **Employer:** Vitamin Energy Inc.
  **Title:** Co-Founder
  **Dates of Service:** January 02, 2018 - Present
  **Responsibilities:** Developing Vitamin Energy® into a brand and working with management to execute strategy.

Other business experience in the past three years:

- **Employer:** Silver Fox Label
  **Title:** Founder
  **Dates of Service:** January 02, 2014 - Present
  **Responsibilities:** Operating the business.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, providing vitamin

energy shots. Our revenues are therefore dependent upon that market.

*Minority Holder; Securities with Voting Rights*
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Vitamin Energy, LLC was formed on January 25, 2018 and converted to Vitamin Energy, Inc. on July 16, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vitamin Energy, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Technology Holdings Group LLC (managed by Richard Gorman, 100% owned by Richard Gorman) | 43,937,500 | Class A Common Stock | 87.88 |

## The Company's Securities

The Company has authorized Class B Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Common Stock.

***Class B Common Stock***

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

*Voting Rights*

1 vote per share.

*Material Rights*

<u>Voting Rights of Securities Sold in this Offering</u>

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Class A Common Stock*

The amount of security authorized is 50,000,000 with a total of 50,000,000 outstanding.

*Voting Rights*

1 vote per share.

*Material Rights*

All employees of Vitamin Energy hold Phantom Stock, which will award them 5% of the proceeds in the sale of the Company.

## What it means to be a minority holder

As a minority holder of Class B Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 50,000,000
  **Use of proceeds:** Initial issuance of securities
  **Date:** July 16, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

### Results of Operations

**Circumstances which led to the performance of financial statements:**

**Year ended December 31, 2020, compared to year ended December 31, 2019**

**Revenue**

Revenue for 2020 was $1,124,915, a significant increase compared with 2019 revenue of $356,075 or approximately a 216% increase. Revenue from retail customers was a driving factor in the revenue increase. Revenue from retailers was $715,928 in 2020 compared to $122,633 in revenue for 2019. Likewise, revenue from e-Commerce rose from $233,442 in 2019 to $408,987 in 2020. The Company also benefited from an increase in recurring same customer revenue.

**Cost of Goods Sold**

Cost of goods sold as a percent of sales decreased to 38% in 2020 compared to 42% in 2019. The Company during the last quarter of 2020 brought production in house and began to realize a reduction in the cost of a finished good. The Company will continue to make the necessary investments to improve production efficiency to reduce the cost per unit manufactured.

**Gross Margin**

Gross margin in 2020 increased considerably over 2019 gross margin. As a percent of revenue, gross margin was 62% in 2020 compared to 58% in 2019. Growth in the retail sector contributed to the increase in gross margin percent in 2020. In addition, the establishment of the in-house production capability also contributed to the increase in gross margin percent in 2020.

**Operating Expenses**

The Company's expenses consisted of marketing and advertising, employee compensation including independent contractors, facility, maintenance, and professional services. Total operating expenses increased from $714,820 in 2019 to $1,222,055 in 2020. The Company continued to aggressively invest in advertising to drive brand awareness and distribution. In addition, the Company invested in the newly established production facility. These investments contributed to the 56% increase in expenses in 2020 over 2019 run rate.

**Historical results and cash flows:**

The Company is currently in the ramp up production stage and has started to generate revenue through e-commerce sales and small to mid-size retailers.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because as significant cash investments were made to establish production capability and advertisement to promote brand awareness.

Past cash needs were primarily generated through shareholders equity investments and loans, revenue growth and government grants and loans.

Our goal is to generate positive cash flow from operations through increase revenue and operating margins.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand,**

**existing lines of credit, shareholder loans, etc...)**

Currently, the Company's major capital resources come from shareholder loans. As of June 30, 2021, the Company has capital resources available in the form of capital contributions or shareholder loans in the amount of $500,000.

Our Company will be able to continue to operate if we do not raise capital.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds from this campaign are critical to our company operations. These funds are required to support the growth of the Company through the production of needed inventory levels to meet potential new major customer's demands.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds from this Reg CF campaign is not necessary to the viability of the Company. Campaign funds will allow the Company to reach breakeven cash flow sooner, position the Company to pursue major customers, and generate significant positive cash flow to continue to reinvest in revenue growth opportunities.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The Company will be in position to achieve cash flow breakeven through increased revenue and operational efficiencies. Additional funding will be obtained through lender financing, which will allow Company to reinvest in significant revenue growth resulting in significant generation of positive operating cash flow.

Based on conservative sales projections, current operating expense run rates and projected working capital needs, the Company will continue operating for at least the next 18 months. The Company plans to quickly deploy funds to expand distribution to meet customer revenue opportunities. Additional capital will be needed should Company exceed its conservative sales projections.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Should the Company raise the maximum offering amount, we anticipate the Company will be able to pursue large retail chains, grow revenue and cash flow significantly. We will also be able to exercise the purchase option ($1.4 million) on the production facility, which currently has a market value of $2.4 million.

Based on conservative sales projections, current operating expense run rates and projected working capital needs, the Company will continue operating for at least the next 18 months. The Company plans to quickly deploy funds to expand distribution to meet customer revenue opportunities. Additional capital will be needed should Company exceed its conservative sales projections.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Through increased revenue growth and positive operating cash flow, the Company believes that we will be able to pursue lender financing through lines of credit. Additionally, we have the ability to continue to finance the company through friends and family that we can use to operate the business if need be.

## Indebtedness

- **Creditor:** Everest Business
  **Amount Owed:** $4,500.00
  **Interest Rate:** 15.0%
  **Maturity Date:** May 15, 2021
  The amount owed is as of Apr. 30, 2021.

- **Creditor:** Fox Capital
  **Amount Owed:** $4,433.00
  **Interest Rate:** 25.0%
  **Maturity Date:** May 15, 2021
  The amount owed is as of Apr. 30, 2021.

- **Creditor:** Fora Capital
  **Amount Owed:** $14,596.00
  **Interest Rate:** 15.0%
  **Maturity Date:** July 15, 2021
  The amount owed is as of Apr. 30, 2021.

- **Creditor:** Pearl Capital
  **Amount Owed:** $19,269.00
  **Interest Rate:** 9.0%
  **Maturity Date:** August 20, 2021
  The amount owed is as of Apr. 30, 2021.

- **Creditor:** Kabbage Capital

**Amount Owed:** $7,807.00
**Interest Rate:** 15.0%
**Maturity Date:** May 14, 2021
The amount owed is as of Apr. 30, 2021.

- **Creditor:** EIDL Loan
**Amount Owed:** $101,500.00
**Interest Rate:** 2.0%
**Maturity Date:** May 15, 2050

- **Creditor:** PPP Loan
**Amount Owed:** $96,032.00
**Interest Rate:** 0.0%
**Maturity Date:** May 15, 2030
The loan is expected to be forgiven once the forgiveness application is submitted.

- **Creditor:** Capital Leases on Equipment
**Amount Owed:** $303,343.00
**Interest Rate:** 10.0%
**Maturity Date:** July 15, 2025
The amount owed is as of Apr. 30, 2021.

- **Creditor:** Gorman Economics LLC
**Amount Owed:** $294,908.00
**Interest Rate:** 0.0%
No maturity date. Intercompany loan.

- **Creditor:** Online Reputation Management LLC
**Amount Owed:** $864,458.00
**Interest Rate:** 0.0%
No maturity date. Intercompany loan through sister company

## Related Party Transactions

- **Name of Entity:** Gorman Economics LLC
**Names of 20% owners:** Richard A Gorman
**Relationship to Company:** 20%+ Owner
**Nature / amount of interest in the transaction:** This loan is with the parent company. As of Apr. 30, 2021, the amount owed is $294,908.
**Material Terms:** Shareholder loan.

- **Name of Entity:** Online Reputation Management LLC
**Names of 20% owners:** Gorman Economics LLC
**Relationship to Company:** Sister Company

**Nature / amount of interest in the transaction:** This loan is with the sister company, which is owned by Gorman Economics LLC. As of Apr. 30, 2021, the amount owed is $864,458.
**Material Terms:** Intercompany loan.

## Valuation

**Pre-Money Valuation:** $50,000,000.00

**Valuation Details:**

The company determined its pre-money valuation based on an analysis of multiple factors including an evaluation of the market and industry, comparison to specific competitors, an analysis of the business, and its sales.

First, the Energy Shot category is a $2.3 billion industry in the U.S., representing 24% of the broader $9.5 billion Energy Drink industry (Ibis World). Vitamin Energy® has the strongest and fastest growing brand in this category, taking away market share from incumbents such as 5-Hour Energy.

Second, Monster Energy is the century's best performing stock (Source: Markets Insider). Vitamin Energy® is 1/8 the size, sells for 30% more, and can ship direct to consumer due to its lighter weight.

Third, the Vitamin Energy® IP gives it a major competitive advantage in the market as consumers instantly recognize the brand as a healtier for you product. The world-class management team in place has the institutional experience and networks to rapidly grow Vitamin Energy® into billions of dollars in annual sales.

Vitamin Energy® is already selling into the world's greatest c-stores, with monthly reorders coming in from stores such as Circle K, Pilot Flying J, and Murphy USA. There's a large number of new customers in the pipeline, from smaller to much larger retail stores. We have an order commitment in writing from 7-Eleven and are in final stage negotiations with Walmart, Costco, and several other major accounts.

*The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally without a formal-third party independent evaluation.*

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  90.0%

We need to order millions of bottles, bottle caps, labels, liquid filler, and hire the team to build out production runs for the largest retailers in the world.

- *Working Capital*
  6.5%
  We'll need working capital to pay for slotting fees in some of the chains we're gaining distribution in the value and grocery categories. We'll also use the capital to finance our staff and operations while we're waiting to get paid from these larger chain accounts.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  36.5%
  Slotting fees, staff operations expenses, and rent of manufacturing plant.

- *Inventory*
  60.0%
  Finance the raw materials and production of these materials to produce Vitamin Energy® for the largest retail stores in the USA.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://vitaminenergy.com (VitaminEnergyCorp.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/vitamin-energy

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vitamin Energy, Inc.

*[See attached]*

# VITAMIN ENERGY, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

Brian C. Goodman
Certified Public Accountant
& Associates, P.C.

610.767.9560
Fax: 484.335.4319

**Independent Accountant's Review Report**

To Management of Vitamin Energy, LLC

We have reviewed the accompanying financial statements of Vitamin Energy, LLC, which comprise the balance sheets of December 31, 2020 and 2019, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Brian C Goodman CPA

Brian C Goodman & Associates PC

Royersford, PA

January 21, 2021

6305-B Route 309 ◆ PO Box 109 ◆ New Tripoli PA 18066
428 N. Lewis Road ◆ Royersford PA 19468
www.bcgcpa.com

# VITAMIN ENERGY, LLC
## BALANCE SHEET
### AS OF DECEMBER 31, 2020 AND 2019

| | 2020 | 2019 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | $ 63,656 | $ 4,347 |
| Acccounts Receivable less allowance for doubtful accounts of $2,000 for 2020 and $0 for 2019 | 98,077 | 8,943 |
| Inventory | 385,554 | 115,130 |
| **Total Current Assets** | 547,287 | 128,420 |
| **Capital Lease Assets** | | |
| Machinery & Equipment | 375,302 | - |
| Accumulated Amortization | (19,140) | - |
| **Total Capital Lease Assets** | 356,162 | - |
| **Other Assets** | | |
| Security Deposits | 19,015 | - |
| **Total Other Assets** | 19,015 | - |
| **TOTAL ASSETS** | $ 922,464 | $ 128,420 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts Payable | $ 121,201 | $ 16,367 |
| Other Current Liabilities | | |
| Capital Lease Obligations - Current portion | 88,336 | - |
| EIDL Loan - Current portion | 3,960 | - |
| Working Capital Loans | 134,665 | - |
| Total Other Current Liabilities | 226,961 | - |
| **Total Current Liabilities** | 348,162 | 16,367 |
| **Long-Term Liabilities** | | |
| Capital Lease Obligations | 246,452 | - |
| EIDL Loan | 97,540 | - |
| PPP Loan | 69,592 | - |
| Due to Gorman Economics, LLC | 222,234 | 228,721 |
| Due to Online Reputation Management, LLC | 538,431 | - |
| **Total Long-Term Liabilities** | 1,174,249 | 228,721 |
| **Total Liabilities** | 1,522,411 | 245,088 |
| **Equity** | | |
| Members' Deficit | (599,946) | (116,668) |
| **TOTAL LIABILITIES AND EQUITY** | $ 922,465 | $ 128,420 |

See accompanying notes and Independent Accountant's Review Report

# VITAMIN ENERGY, LLC
## STATEMENTS OF INCOME AND MEMBERS EQUITY
### FOR YEARS ENDED DECEMBER 31, 2020 AND 2019

| | | 2020 | | 2019 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Retail | $ | 715,928 | $ | 122,633 |
| e-Commerce | | 408,987 | | 233,442 |
| **Total Revenue** | | 1,124,915 | | 356,075 |
| | | | | |
| **Cost of Goods Sold** | | | | |
| Retail | | 288,426 | | 112,128 |
| e-Commerce | | 139,882 | | 38,045 |
| **Total Cost of Goods Sold** | | 428,308 | | 150,173 |
| | | | | |
| **Gross Profit** | | 696,607 | | 205,902 |
| | | | | |
| **Expenses** | | | | |
| Advertising & Marketing | | 431,622 | | 258,463 |
| Salaries and Wages | | 143,811 | | 185,625 |
| Contractors | | 127,398 | | 78,866 |
| Legal and Professional Fees | | 125,565 | | 46,880 |
| Building Rent and Maintenance | | 68,824 | | 10,652 |
| Other Business Expenses | | 65,770 | | 40,442 |
| Commissions and Rebates | | 58,339 | | 3,137 |
| Shipping and Distributor Fees | | 36,093 | | 16,392 |
| Miscellaneous | | 19,286 | | 2,310 |
| Commercial Insurance | | 16,567 | | 10,878 |
| Business Travel Expenses | | 14,649 | | 46,805 |
| Utilities | | 14,131 | | 14,370 |
| **Total Expenses** | | 1,122,055 | | 714,820 |
| **Operating Loss** | | (425,448) | | (508,918) |
| | | | | |
| **Other Expenses** | | | | |
| Interest Expense | | (38,690) | | - |
| Depreciation and Amortization | | (19,140) | | - |
| **Total Other Expenses** | | (57,830) | | - |
| **Net Loss** | | (483,278) | | (508,918) |
| | | | | |
| **Members' Equity at the Beginning of the Year** | | (116,668) | | 392,250 |
| **Members' Deficit at the End of the Year** | $ | (599,946) | $ | (116,668) |

# VITAMIN ENERGY, LLC
## STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

| | 2020 | 2019 |
|---|---|---|
| **Cash flow from operating activities** | | |
| Net loss | $ (483,278) | $ (508,918) |
| Depreciation and amortization | 19,140 | - |
| Interest expense | 38,690 | - |
| (Increase) Decrease in current assets | | |
| Accounts receivable | (89,140) | (6,678) |
| Inventories | (270,424) | (115,130) |
| Prepaid expenses | - | (2,349) |
| Increase (Decrease) in current liabilities | | |
| Security deposits | (19,015) | |
| Accounts payable and tax debt | 104,750 | 16,367 |
| Net cash flows used by operation activities | (699,277) | (616,708) |
| **Cash flows from Investment activities** | | |
| Purchases of property, plant, equipment and intangible assets | (375,302) | - |
| Net cash flows used by investing activiities | (375,302) | - |
| **Cash flows from financing activities** | | |
| Net increase in short term loans and bank financing | 134,754 | - |
| Payment of interest charges | (38,690) | - |
| Net increase in capital lease obligations | 334,788 | |
| Net increase in government subsidies | 171,092 | |
| Net decrease in due to Gorman Economics, LLC (Owner) | (6,487) | (196,519) |
| Net increase in due to Online Reputation Management, LLC | 538,431 | |
| Increase in share capital | - | 813,000 |
| Cash provided by financing activities | 1,133,888 | 616,481 |
| Increase (decrease) in cash and cash equivalents | 59,309 | (227) |
| Cash and cash equivalents at the beginning of the period | 4,347 | 4,574 |
| Cash and cash equivalents at the end of the period | $ 63,656 | $ 4,347 |

See accompanying notes and Independent Accountant's Review Report

VITAMIN ENERGY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

## 1. Summary of Significant Accounting Policies

### Nature of Business

Vitamin Energy, LLC trademark as Vitamin Energy® which was founded in 2017 is uniquely positioned as the first "Functional Energy" shot in the category that is tailored for the fast growing "better for you" audience. Energy shots is the fastest growing product category in the energy shot market. Vitamin Energy, LLC has pioneered vitamin-enhanced premium energy shots. The Company is principally owned by Gorman Economics, LLC.

### Accounting Policies

Accounting Principles
The financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States.

Principles of Consolidation
The financial statements include the accounts of Vitamin Energy, LLC and General Manufacturing Industries, LLC a subsidiary (production operations) of Vitamin Energy, LLC. Any significant intercompany transactions and balances have been eliminated.

Revenue Recognition
Revenue is recognized when product is shipped and earned. Provisions are recorded for returns and bad debts.

Cost of Goods Sold
Cost of goods sold includes direct labor, material, and overhead costs to manufacture the product as well as placement and slotting fees paid to the retailers.

Advertising and Marketing Costs
Advertising costs are expensed as incurred. Advertising expense was $431,622 in 2020 and $258,463 in 2019.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term, ranging from 4 to 5 years.

### Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

### Cash and Cash Equivalents

On December 31, 2020 and 2019, cash consists of monies held in checking accounts.

### Accounts Receivable

The Company considers accounts receivable to be collectible. The Company does record an allowance for doubtful accounts and adjusts the allowance as required.

### Inventories

Product inventories (representing substantially all the inventory) are valued at lower of cost or market using the first-in first-out (FIFO) method.

### Depreciation and Amortization

Property and equipment are stated at cost and are depreciated on the straight-line method in an amount, which will amortize the cost of the asset over the period of its estimated useful life. The cost of the assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income, except for gains on assets traded. Expenditures for maintenance and repairs are charged to income as incurred; replacements are capitalized. The estimated useful lives for depreciation purposes are as follows:

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Equipment and machinery (Capital lease assets) | 4-5 years |

### Income Taxes

The company is taxed as a partnership. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual Federal income taxes on the Company's taxable income.

### Accounts Payable and Accrued Expenses

Accounts payable includes invoices received and services performed from suppliers and vendors not yet paid.

## 2. Notes Payable

The Company had debt as of December 31, 2020 and 2019 consisting as follows:

| | 12/31/2020 | 12/31/2019 |
|---|---|---|
| Capital lease obligations | $ 334,788 | $ 0 |
| EIDL loan: interest rate 3.750%; monthly payments of $495 starting May 2021 for 30 years. | 101,500 | 0 |
| Fox Capital working capital loan: interest rate 25%; business daily payments of $412. | 24,500 | 0 |
| Amazon working capital loan: interest rate 8.99%; monthly payments of $1,384. | 12,000 | 0 |
| Kabbage Capital working capital loan due April 2021: monthly principal $1,817; monthly interest/fees of $1,553. | 13,140 | 0 |
| Pearl Capital working capital loan: Interest rate of 9%; business daily payments of $400. | 43,504 | 0 |
| Fora Financial working capital loan 10/30/2020: 88-day term; business daily payments of $322. | 41,522 | 0 |
| Federal PPP loan: (will be forgiven in 2021) | 69,592 | 0 |
| Note Payable- Gorman Economics, LLC (non-interest bearing) | 222,234 | 228,721 |
| Note Payable- Online Reputation Mgmt., LLC (non-interest bearing) | 538,431 | 0 |
| **Total Debt** | **$ 1,401,211** | **$ 228,721** |

Principal payments on notes payable are due as follows:

| | |
|---|---|
| 2021 | $ 226,961 |
| 2022 | 2,026 |
| 2023 | 2,311 |
| 2024 | 2,399 |
| 2025 | 1,167,514 |
| **Total Debt** | **$ 1,401,211** |

## 3. Capital Leases

During 2020, the Company had entered long-term leases of certain capital assets specifically production equipment and as such the leases are classified as capital leases for accounting purposes. These are recorded at the present value of the future minimum lease payments at the inception of the lease.

As of December 31, 2020, assets and obligations recorded under capital leases are $375,302 and $334,788, respectively. Amortization for 2020 was $19,140. The Company has a 5% purchase option at the end of the lease terms.

Minimum future lease payments for each of the next five years are as follows: $120,314 for 2021; $92,894 for 2022; $98,810 for 2023 and 2024; $54,469 for 2025. Principal payments for each of the next five years are as follows: $88,336 for 2021; $69,477 for 2022; $69,413 for 2023 and 2024; $38,150 for 2025. Interest payments for each of the next five years are as follows: $31,978 for 2021; $29,417 for 2022, $29,397 for 2023 and 2024; $16,319 for 2025.

## 4. Members' Investment and Amended Phantom Stock Plan

The Company has authorized and issued 100 member units of which Gorman Economics, LLC is the majority unit holder. The Company amended its Phantom Stock Plan on December 15, 2020. The Plan has authorized 100,000,000 units and has issued 66,675,000 units as of December 31, 2020. There are provisions of the plan to define eligibility, vesting and change of control and valuation calculation.

## 5. Contingencies

The Company received a complaint from a competitor in June 2019. The complaint focused on allegations of trademark infringement and false advertising, among other things. No substantive action has taken place by either party since the filing of the complaint. The Company believes the claims are without merit.

## 6. Related Party Transactions

On December 31, 2020 and 2019, the Company was liable for the following related party notes payable:

- Gorman Economics, LLC: $222,234 for 2020 and $228,721 for 2019
- Online Reputation Management, LLC (sister company): $538,431 for 2020 and $0 for 2019

## 7. Subsequent Event

The Company entered into a short-term working capital loan agreement with EBF Partners, LLC on December 31, 2020 however funding was not received until January 4, 2021. The working capital loan was for $25,000 with an interest rate of 15%. The Company is obligated to pay down the loan by $375 per business day.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

startengine | Start Investing | Get Funding | Trade NEW | Earn Bonus Shares | Blog | Sign In

This offering is not live or open to the public at this moment.

# Vitamin Energy

Energy with Benefits



+A
+C
+D
Energize 7+ HOURS
WE'RE DELICIOUS!
VITAMIN ENERGY
FOCUS+
VITAMIN ENERGY
IMMUNE+
Energize 7+ HOURS
Packed with Vitamins
Tastes Great
Energy + Immune*


Website · Glen Mills, PA · PHARMACEUTICAL

**$0.00** raised

| | |
|---|---|
| **0** Investors | **$50M** Valuation |
| **$1.00** Price per Share | **$300.00** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$1.07M** Offering Max | Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Vitamin Energy® is a health-conscious energy shot that combines vitamins with natural caffeine to provide a boost of energy that lasts up to 7+ hours. We carefully formulated Vitamin Energy® to be sugar-free, zero net carbs and packed with vitamins.

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- The $2.5 billion energy shot market is the fastest-growing segment of the overall energy drink landscape, and according to IRI, Vitamin Energy® had the fastest growing Energy Shot in the US in Q1 2021.
- World-class management team that is led by our CEO Risé Meguair, who previously took 5-hour Energy from $0 to over $1B in annual sales.
- Vitamin Energy® has gained significant traction already, tripling its revenue every year since its inception and surpassing $1M in sales last year.

## Healthy, Vitamin-Packed Energy Shots

The Energy Shot category is a multi-billion dollar annual business that has historically been dominated by 1 brand, 5-hour Energy®. Vitamin Energy was the fastest-growing energy shot in the country as of Q1 2021, disrupting the category with our super shot packed with body nourishing vitamins that provides energy for up to 7+ hours.



Energize 7+ HOURS
Immune Support
VITAMIN ENERGY
IMMUNE+
Energize 7+ HOURS
Packed with Vitamins
Tastes Great
Energy + Immune*
Tango Orange
DIETARY SUPPLEMENT

**Vitamin Energy® was the fastest growing energy shot in the country as of Q1 2021, disrupting the category with our super shot packed with body nourishing vitamins that provides energy for up to 7+ hours**

With sales tripling each year since our inception, we are ready to continue to expand our reach so as many customers as possible can enjoy our health-conscious, energizing product.

THE PROBLEM

## Energy Shots Lack Innovation and Health Benefits

For years, the energy shot category has been dominated by one brand (5 Hour Energy), leaving little room for innovation. The only alternatives are huge energy cans often packed with diabetes-causing sugar.

**Convenience stores don't provide consumers with an easy way to get their vitamins on the go without having to suck back 30 grams of sugar**

In addition, convenience stores don't provide consumers with an easy way to get their vitamins on the go without having to suck back 30 grams of sugar in an orange juice or drink a jug of something bad-tasting and sugar-free.

THE SOLUTION

## A Health-Conscious Energy Shot

We created Vitamin Energy® shots with your health in mind.

Our shots are made with natural caffeine, vitamins, and conveniently packed in a ready-to-drink 1.93 fluid oz shot. Vitamin Energy shots are keto-friendly, containing 0 sugar and 0 net carbs.

Best of all, they taste great!

**Our shots are made with natural caffeine, vitamins, and conveniently packed in a ready to drink 1.93 fluid oz shot.**


Energize 7+ HOURS
B12 Enhanced
VITAMIN ENERGY
B12 14,000%
Energize 7+ HOURS
Packed with Vitamins
Tastes Great
B12 14,000%
Acai Pomegranate
DIETARY SUPPLEMENT


More Vitamin B3 Than 4 Avocados
More Vitamin B6 Than 4 Bananas
More Vitamin C Than 2 Oranges
More Vitamin B12 Than 20 6OZ Fillet Of Wild Tuna
More Vitamin D Than 3 Large Glasses Of Fortified Milk
More Vitamin B6 Than 21 6OZ Wild Atlantic Salmon

# Best of all, they taste great!

To further our advantage, 100% of manufacturing is now done at our very own Wilmington, DE plant and the allowing us to reduce our COGS. Our costs per bottle to our company is only $0.27!


100% of manufacturing is now done at our own Wilmington, DE plant
Energize 7+ HOURS
VITAMIN ENERGY
B12 14,000%
Energize 7+ HOURS
Packed with Vitamins
Tastes Great

Vitamin Energy® sells primarily to wholesalers and direct to retailers for $1.25 per bottle. We also sell for up to $2.49 per bottle on Amazon Prime, Walmart.com, VitaminEnergy.com, and soon to be GNC.com.

THE MARKET

## A Huge Niche in a Massive Market

The US Energy shot category is the fastest growing category in the energy drink market, capturing $2.5 billion of total $9.5 billion energy drink revenue in the US.


The US Energy shot category is the fastest growing category in the energy drink market, capturing $2.5 billion of total $9.5 billion energy drink revenue in the US.
VITAMIN ENERGY
SPORT
VITAMIN ENERGY
EXTRA
Immune+

Vitamin Energy has pioneered vitamin-enhanced premium energy shots. According to our research, nothing else like this exists in the market.

In the next 10 years, we plan to continue growing Vitamin Energy® into a major energy shot brand.

OUR TRACTION

## Strong Marketing and Retail Partnerships Making Sales Skyrocket

We launched the Vitamin Energy brand in 2018, investing heavily in R&D, distribution, and marketing. In 2020, Vitamin Energy® began to realize the growth it had spent for in 2019, with 20,000+ stores committed to placing orders. We've since seen a 276% increase in YoY sales, with Vitamin Energy becoming the drink of choice over other competitors.


2018
We launched the Vitamin Energy brand
2020
20k+ stores committed to placing orders.
#1
Fastest growth! Achieving 3.1% ACV
+276% in YoY Sales

Find us here:

There are over 150k convenience stores in the USA alone, meaning Vitamin Energy has the potential to expand into thousands more locations with additional plans to expand beyond convenience stores and include drug, grocery, mass, vending, and value chains.

**Tripling Sales Each Year**

From 2018 to 2019, we were thrilled to see Vitamin Energy®'s revenue increased by 333% to $356,075. Then, in 2020, our revenue increased yet again by 315% to $1,124,915 while our losses in 2020 decreased by 23% which can partially be attributed to our strategic investment in manufacturing.


We've Tripled Our Sales Each Year
$1,124,915
$356,075
$107,098
2018
2019
2020
VITAMIN ENERGY
IMMUNE+

Meanwhile, 2021 is already off to a strong start, with our Amazon sales recently experiencing record numbers in March.

Additionally, Vitamin Energy® has launched a brand extension with our pill supplement line which is gaining early traction on Amazon Prime, Walmart.com, and our website.


VITAMIN ENERGY
#1 MOOD SUPPORT*
VITAMIN ENERGY
11 IN 1 ADVANCED FORMULA
#1 IMMUNE SUPPORT*
VITAMIN C
VITAMIN D
BLACK PEPPER
GARLIC BULB
ELDERBERRY
ZINC
CAFFEINE ANHYDROUS
VITAMIN ENERGY
17 IN 1 ADVANCED FORMULA
FOCUS SUPPORT*
VITAMIN ENERGY

WHY INVEST

# We Believe We are Positioned to Disrupt a Huge Market with a Healthier Product

We have developed a unique, delicious, and healthy disruptive product that is quickly gaining steam in the $2.5 billion energy shot market.



VITAMIN ENERGY
We have developed a unique, delicious, and healthy disruptive product that is quickly gaining steam in the $2.5 billion energy shot market


Since our inception, we have tripled our revenue every year through strategic partnerships with over 19,000 convenience stores and counting.

There's a much larger addressable market here in the USA, including over 300,000 more convenience stores, drug, mass, grocery, and discount chains. And while our laser focus is on the USA for 2021, Vitamin Energy® has plans to expand in Mexico, Australia, Canada, and beyond in 2022.

Join us as we revolutionize the market by delivering hours of energy and health benefits to on-the-go consumers in one delicious shot.


Vitamin Energy®
First Responders 1:1 Giveback Program
Every year thousands of firefighters, police officers, and emergency medical personnel work long hours and risk their lives to protect us. That's why Vitamin Energy® is proud to support the work of our First Responders. Every purchase made provides a 1-for-1 Vitamin Energy® grant to provide first responders throughout the country with Vitamin Energy® shots, keeping them nourished and energized throughout their days of service.



**April 2005**

Vitamin Energy® Original Brand

Vitamin Energy® was originally a 16 ounce energy drink owned by Glaceau and launched around April 2005.



**May 2007**

Glaceau, original makers of Vitamin Energy®, Acquired By Coca-Cola

Vitamin Energy® was originally owned by Glaceau, the makers of Vitamin Water®. In 2007 Glaceau was sold to Coca-Cola for $4.2B in cash primarily due to the growth of the Vitamin Water® brand.

**March 2017**

Vitamin Energy® Trademark is Cancelled

After Coke discontinued Vitamin Energy® due to a non-compete agreement with Monster Energy®, our resourceful team purchased the trademark and VitaminEnergy.com domain name.



**January 2018**

Vitamin Energy® Launches

Vitamin Energy® launches in New York as a 1.93 fl oz energy shot that combines natural caffeine and vitamins.



**December 2018**

Booked 6-Figures In Revenue In Year 1

After an aggressive sampling campaign in New York, Vitamin Energy® books $107,098 in revenue.



**March 2019**

World Class Management Team Is Built

Vitamin Energy builds a world class management team, hiring industry vet Nick Mihnovets.



**June 2019**

Vitamin Energy® Selling in Over 1,000+ Stores

Vitamin Energy® hits the 1000+ store mark, selling in Circle K, Newcomb Oil, and many more retail locations.


4-PACK

**October 2019**

Vitamin Energy® Launches the B12, Focus, and Mood Shot at NACS

Vitamin Energy® officially launches 3 new SKUs, the B12, Focus+, and Mood+ shots at the NACS event.


3X

**December 2019**

Vitamin Energy® Tripled It's Revenue!

Vitamin Energy Tripled It's Revenue, grossing $356,975 for the year!



**March 2020**

Vitamin Energy Selling in 4000+ Locations

The growth continues via new retailers such as Pilot Flying J.

**April 2020**

Vitamin Energy hits #1 on Amazon Prime for sales in the Sports and Energy Shot Nutrition Category

Vitamin Energy hits #1 on Amazon Prime fin the Sports and Energy Shot Nutrition Category.



**October 2020**

Vitamin Energy® Opens Its Own Manufacturing Plant

Vitamin Energy® opens its own manufacturing plant in Wilimington, DE due to the manufacturing restrictions during Covid 19 with our co-packer. Now we control our own supply chain at Vitamin Energy.



**November 2020**

Product line expands further to 8 SKUs

Focused on innovation, the Vitamin Energy® product line continues to expand.


3X

**December 2020**

Vitamin Energy® triples its revenue again!

Due to growing demand for the Vitamin Energy® brand, revenue triples again to $1,124,920.


amazon seller central

**July 2020**

Vitamin Energy® surpasses 2020 revenue on Amazon Prime

Vitamin Energy® surpasses 2020 revenue on Amazon Prime and is about to pass 2020 revenue in retail.


Sales Record

**April 2020**

Vitamin Energy Books Record Sales Month In Retail

Vitamin Energy® has a record month in retail and is on pace to surpassing all of 2020 revenues in July.

**May 2020**

IRI Q1 Data Shows Vitamin Energy® is fastest growing energy shot in the USA.

IRI Q1 Data Shows Vitamin Energy® is fastest growing energy shot in the USA.



**June 2020**

Risé Meguiar is promoted to CEO.

Risé is promoted to CEO and Nick Mihnovets ascends to our Board of Advisors.

## In the Press

yahoo! | CStore Decisions | The New York Times | BEVNET | CSP | YAHOO! FINANCE

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## Meet Our Team



### Risé Meguiar

CEO

*Meguiar, the former President of Sales at Innovation Ventures, doing business as Living Essentials/5-Hour ENERGY, will spearhead efforts to expand Vitamin Energy® to new heights in the energy shot category.*

*Meguiar served as President of Sales for Living Essentials from 2000 to 2019. She has an extensive background in consumer product sales management in all classes of trade. Meguiar managed sales of all Living Essentials products to all classes of trade to maximize advantages in volume, market share and profit. Responsibilities included introduction of all new and existing Living Essential products in drug, mass, grocery, c-stores and special market classes of trade.*



### Brittany Black

COO & Director

*Brittany has 11 years in operations management with deep experience in logistics, procurement, quality, data warehouse management and analytics programs.*

*The entire operation at Vitamin Energy® is managed by Brittany, from Amazon to Customer Service to Quality Assurance, Brittany manages a growing team of eclectic and smart people.*



### Nick Mihnovets

Board of Advisors

*Nick previously pioneered the Tweaker Energy Shot brand, which went on to produce $30M in annual revenue. Nick then took over as CEO of Vitamin Energy® from 2019 to 2021, then ascended to the Board of Advisors when Risé Meguair was promoted to CEO.*

*Nick supports the management team in an advisory capacity, with a primary focus on product positioning, sales distribution strategy, and merchandising.*



## Randall Mills

Director

*Randall is a co-founder in the Vitamin Energy® brand and serves on the Board of Directors. Randall plays in instrumental role in product development and is hands on in working with management whereby he attends trade shows, company events, and monthy calls with the team.*



**Kurt Dinkelacker**

CFO

*Kurt has 25 years of Executive Financial experience at Endosome Therapeutics, VasoCardea, Inc. Aptuit, Retrievex., TeleSpectrum, IKON Office Solutions.*

*At Vitamin Energy® Kurt has implemented financial disciplines that dictate how the business operates. Kurt runs a tight AR ship at Vitamin Energy® and has built strong financial underpinnings.*



**Devin Bender**

Marketing Manager

*Devin Bender is an experienced social media and marketing manager with a focus on Instagram, Facebook, TikTok, and Snap Chat.*

*Devin is in charge of all social media channels for Vitamin Energy® which includes collaborating with high profile influencers.*



**Kurt Hecker**

Plant Manager

*Previously the plant manager for Kirby Holloway, Kurt leads the manufacturing of Vitamin Energy at the newly created plant in Wilmington, DE.*

*Kurt manages the Vitamin Energy® manufacturing plant, which includes a team of Engineers, QA, Line Leaders, line workers, shippers, and vendors. As a great manufacuring leader, Kurt is very hands on and can often be found operating the production line himself.*



**Valentino Mateski**

Lead Designer

*Valentino is an award winning designer with a focus on converting consumers into customers in his designs.*

*At Vitamin Energy® Valentino created the brand book which sets the direction for our designs. Valentino is in charge of executing the visions of the founding team, turning them into a reality. From product packaging to our new website, Valentino has played an instrumental role in every facet of the the design of the Vitamin Energy® brand.*



**Luis Alfonso**

Lead Media Buyer

*Luis is a Native Digital and Performance Marketer with 5 years of hands-on experience; Paid Media Campaigns -- From strategy to Campaign creation, management and optimization, various industries and international market experience.*

*At Vitamin Energy® Luis manages all media buys including but not limited to Snap, TikTok, Facebook, Instagram, Google, and YouTube.*



**Jay Byrd**

Vice President of Sales

*Jay is a thorough and persistent sales exec that has an in-depth understanding of what it takes for a beverage to become successful in US DSD systems.*

*With 30 years experience in selling product to retailers, Jay heads up the sales of the Vitamin Energy® brand across the United States. Jay is responsible for new major account acquisitions including new accounts such as Family Dollar and Murphy USA.*



**Richard Gorman**

Chairman

*Richard Gorman meets at regular intervals with the management team to set policies for corporate management and oversight at Vitamin Energy. Richard's core competencies include management, procurement, contract negotations, and manufacturing.*

## Offering Summary

| | |
|---|---|
| **Company** | Vitamin Energy, Inc. |
| **Corporate Address** | 391 Wilmington W. Chester Pike, Unit 3, #403, Glen Mills, PA 19342 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $300.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Non-Voting Class B Shares |
| **Minimum Number of Shares Offered** | 10,000 |
| **Maximum Number of Shares Offered** | 1,070,000 |
| **Price per Share** | $1.00 |
| **Pre-Money Valuation** | $50,000,000.00 |

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Time-Based**

Friends and Family Early Birds

Invest within the first week and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

**Amount-Based**

Perk #1 StartEngine Owner's Bonus: $350+

10% bonus shares -- Owners Bonus Members Only

Perk #2 Strength Booster: $700+

Invest $700 and receive 5% bonus shares + Vitamin Energy Hat

Perk #3 Energy Booster: $1500+

Invest $1,500 and receive 10% bonus shares + Vitamin Energy Hat + Product Sample Box

Perk #4 Super Shot: $5000+

Invest $5,000 and receive 15% bonus shares + Vitamin Energy hat + Product Sample Box + 40% off all Vitamin Energy products sold on the website for 1 year

Perk #5 Vitamin Energy Angel: $10000+

Invest $10,000 and receive 20% bonus shares + Two Vitamin Energy Hats + Large Product Pack + 40% off all Vitamin Energy products sold on the website for 1 year + One-on-one Call with the founding team.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Vitamin Energy, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Vitamin Energy to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

## EXHIBIT D TO FORM C

## VIDEO TRANSCRIPT

Vitamin Energy is on a mission to make the world healthier & more productive. We're achieving our mission by creating convenient access to vitamins & healthy energy for adults on-the go.

We noticed that convenience stores didn't provide consumers with an easy way to get their vitamins on the go without having to suck back 30 grams of sugar, or drink a jug of something bad tasting. And why do people have to drink large life-sucking energy cans packed with diabetes causing sugar?

That's why we created the Vitamin Energy shot!

Each Vitamin Energy® shot is made with your health in mind, utilizing natural caffeine and vitamins which are conveniently packed in a ready-to-drink 1.93 fluid oz shot. Vitamin Energy shots are keto friendly, containing 0 sugar and 0 net carbs. And best of all, Vitamin Energy tastes great.

We launched Vitamin Energy in 2018 and have tripled our revenue every year since then, while decreasing our operational costs. Vitamin Energy is now the fastest growing Energy Shot in the world, according to IRI Worldwide and hit the #1 seller list on Amazon Prime. In fact, according to Amazon data, over 50% of the people that buy Vitamin Energy go on to order it more than once.

Additionally, Vitamin Energy is now carried in over 14,000 stores, including Circle K, Family Dollar, Pilot Flying J, and Murphy Oil. To keep up with the enormous US demand, we built a manufacturing plant in 2020 where we now make Vitamin Energy ourselves. Vitamin Energy is in very high demand in the US market and is expanding internationally via our European broker, who committed to a minimum of 40 container loads annually.

We're using this investment to rapidly grow Vitamin Energy's retail distribution footprint. In February of this year, Risé Meguair, who previously helped build 5-hour Energy from $0 in revenue to over $1B in annual sales as their President of Sales, joined Vitamin Energy as our CEO. Risé, who is leading the distribution charge, has assembled a sales team with deep institutional experience in selling energy shots to the largest retailers in the world.

The Vitamin Energy team is on a mission to make vitamins more accessible to adults on-the-go everywhere throughout the world while boosting their energy in a healthy way. Come join the Vitamin Energy revolution and change the world for the better!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# CERTIFICATE OF INCORPORATION

# OF

# VITAMIN ENERGY, INC.

**FIRST**: The name of the corporation is Vitamin Energy, Inc. (the "***Corporation***").

**SECOND**: The address of the registered office of the Corporation in the State of Delaware is Legalinc Corporate Services Inc., 651 N Broad St., Suite 206, Middletown, DE 19709 County of New Castle. The name of its registered agent at such address is Legalinc Corporate Services Inc.

**THIRD**: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***DGCL***").

**FOURTH**: The total number of shares of all classes of stock that the Corporation has authority to issue is 55,000,000, consisting of (a) 50,000,000 shares of Class A Common Stock, $0.001 par value per share, and (b) 5,000,000 shares of Class B Common Stock, $0.001 par value per share. The Class A Common Stock, and Class B Common Stock are referred to together as "Common Stock".

**FIFTH**: The name and mailing address of the incorporator are as follows:

| NAME | MAILING ADDRESS |
|---|---|
| Colleen V. Monaghan | c/o Royer Cooper Cohen Braunfeld LLC<br>101 West Elm Street, Suite 400<br>Conshohocken, PA 19428 |

**SIXTH**: The Corporation is to have perpetual existence.

**SEVENTH**: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

**EIGHTH**: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

**NINTH**: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, modification or repeal of this Article NINTH shall not adversely affect any rights or protections afforded to a director of the Corporation under this Article NINTH in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

**TENTH**: The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such persons unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation. The right to indemnification conferred by this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

The Corporation may, to the extent authorized from time to time by the Board of Directors of the Corporation, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article TENTH to directors and officers of the Corporation.

The rights to indemnification and to the advancement of expenses conferred in the Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws of the Corporation, any statute, agreement, vote of the stockholders of the Corporation or disinterested directors of the Corporation or otherwise.

Any amendment, modification or repeal of this Article TENTH shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

**ELEVENTH**: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

**TWELFTH**: The stockholders of the Corporation shall not be permitted to cumulate their votes for purposes of the election of directors.

* * *

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand as of the 16th day of July, 2021.

By: /s/ Colleen V. Monaghan
Colleen V. Monaghan, Incorporator